EXHIBIT 4.4

                                 MARCH 28, 2007

TO
MR. YOSEF SHIRAN

Dear Yos,

     RE: AMENDMENTS TO THE MANAGEMENT SERVICES AGREEMENT BETWEEN TEFRON LTD (THE "COMPANY") AND SHIRAN & PARTNERS - CONSULTING, ENTREPRENUERSHIP AND
         FINANCING LTD. (THE "MANAGEMENT COMPANY") DATED JULY 30, 2003
                           (THE "ORIGINAL AGREEMENT")

     For the sake of good order, the amendments to the Original Agreement are hereby put in writing in the manner described below:

     1. Whereas, on July 30, 2003, the General Meeting of the Company's Shareholders resolved to approve the entering into by the Company of a management and consulting agreement with you or with an entity controlled by you, pursuant to which agreement the compensation to be provided by the Company was to be at substantially the same cost to the Company as the cost to the Company of the base salary and other benefits (including automobile and other benefits) then provided to you under your personal employment agreement; and Whereas, following such approvals, the Original Agreement was executed; and Whereas the audit committee and the board of directors resolved on August 7, 2005 and on August 9, 2005, respectively, that the cost to Tefron of the base salary and other benefits provided to you under your previous personal employment agreement was inaccurately calculated in the Original Agreement; and Whereas it was agreed that the use of an automobile was inadvertently omitted from the Original Agreement; Therefore, the Management Company's monthly consideration, starting from July 30, 2003 and thereafter, is US$26,888 (twenty six thousand eight hundred and eighty eight) plus NIS 2,065 (two thousand and sixty five), plus VAT as applicable by law.

     2. In accordance with the Company's audit committee's and board of directors' resolutions from February 11, 2004, and with the shareholders' approval from March 31, 2004 the Original Agreement was amended, starting from March 31, 2004, by fixing your annual bonus rate to be 2% of the Company's net profits, and such rate is no longer be subject to the discretion of the Company's audit committee.

     3. In accordance with the Company's audit committee's and board of directors' resolutions from July 5, 2006 and with the shareholders' approval from August 10, 2006 the Original Agreement was amended to provide that the definition of "net profits" for purposes of calculating the annual bonus for 2006 and thereafter would be the Company's annual net profit as set forth in the Company's audited financial statements, after deducting tax and without taking into consideration special profits or losses (except special profits which resulted from your actions, which would be taken into consideration) or profits or losses which are not derived from the Company's ordinary operation.

Unless expressly set forth herein, all other terms and conditions set forth in the Original Agreement are in full force and effect.


                                                     Sincerely,
                                                     /s/ Michal Baumwald Oron
                                                     ------------------------
                                                     Michal Baumwald Oron,
                                                     General Counsel, Tefron Ltd


I approve all of the above:

/s/ Yosef Shiran                    28/03/07
----------------                    --------
Yosef Shiran                        Date

CC: Mr. Ishay Davidi, Chairman of the Board of Directors